SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Expion360 Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

30218B100
(CUSIP Number)

August 7, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30218B100	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

L1 Capital Global Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER

6,000,000(1)(2)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		6,000,000(1)(2)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.90% (1)(2)
12	TYPE OF REPORTING PERSON
FI (3)

(1)	Represents 2,500,000 shares of the Issuer’s Common Stock purchased by the Reporting Person and 3,500,000 shares of the Issuer’s Common Stock issuable upon the exercise of 3,500,000 Pre-Funded Warrants, which are subject to a 9.99% beneficial ownership limitation. Does not include shares of Common Stock underlying 12,000,000 Series A Warrants which are not exercisable until the Issuer receives Stockholder Approval and are subject to a 9.99% beneficial ownership limitation. Also does not include shares of Common Stock underlying 6,000,000 Series B Warrants, with a number of shares issuable thereunder determined by adjustment based on the weighted average price of the Issuer’s Common Stock over a five day trading period between issuance and the closing of trading on the 10th trading day following Stockholder Approval, and are likewise subject to a 9.99% beneficial ownership limitation.

(2)	Based on 57,046,853 shares of Common Stock outstanding upon the closing of an offering as reported in the Issuer’s Prospectus dated August 7, 2024.

(3)	The Reporting Person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).

CUSIP No. 30218B100	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Expion360 Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2025 SW Deerhound Avenue

Redmond, OR 97756

Item 2.

(a)	Name of Person Filing:

L1 Capital Global Opportunities Master Fund, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

161A Shedden Road, 1 Artillery Court PO Box 10085 Grand Cayman, Cayman Islands KY1-1001

(c)	Citizenship:

Cayman Islands

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

30218B100

Item 3.

Not applicable.

CUSIP No. 30218B100	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)–(c)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

The percentage set forth on Row (11) of the cover page for the reporting person is based on 57,046,853 shares of Common Stock outstanding upon the closing of an offering based on the Issuer’s Prospectus dated August 7, 2024.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer’s securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 30218B100	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	L1 Capital Global Opportunities Master Fund, Ltd.

August 15, 2024	By:	/s/ David Feldman
David Feldman, Director